To: All Media
Date: July 22, 2005

Arrow Announces Second Quarter Results

Arrow Financial Corporation announced operating results for the three and six-month periods ended June 30, 2005. Net income for the second quarters of 2005 and 2004 each equaled $4.7 million representing diluted earnings per share of $.45 for both periods. Diluted earnings per share for the first six months of 2005 were $.88 with net income totaling $9.1 million which compared with diluted earnings per share of $.92 and net income of $9.6 million in the 2004 period. Cash dividends paid to shareholders in 2005 totaled $.46 and represented a 5.5% increase over the amount paid last year.

Thomas L. Hoy, President and CEO stated, "Our second quarter results reflect the very challenging interest rate environment in which shorter term rates have continued to increase while intermediate and longer term rates have not similarly responded. Although this has led to some additional narrowing of the net interest margin, the benefit from growth in the average balance of interest earning assets offset the effect of the margin decline, resulting in a comparable level of net interest income for the respective quarters. Average earning asset growth was concentrated in the loan portfolio, as average loan outstandings increased 7.8% to $927 million. The period-end balance of loans reached $953 million, up $87 million, or 10.0%, from the June 30, 2004 balance of $866 million."

Mr. Hoy also stated, "Much of the earning asset growth resulted from the early April acquisition of three branch offices of HSBC Bank USA, N.A., which included approximately $62 million in deposits. We are very pleased with the smooth transition of these offices into our branch network. Average earning assets were $1.379 billion in the second quarter of 2005 as compared with $1.329 billion in the same quarter last year, an increase of 3.7%. Net interest margin was 3.72% in this year's second quarter versus 3.86% for the second quarter of 2004. For the six months ended June 30, net interest margin was 3.75% for 2005, which compares with 3.92% for the prior year.

"Other notable items impacting the six-month earnings results include a 12.8% increase in other (non-interest) income, rising from $6.4 million in 2004 to $7.2 million in 2005. This essentially reflected insurance commission income generated by our new subsidiary, the Capital Financial Group, Inc., which we acquired in November 2004. Income from fiduciary services also increased over the prior year's level, reaching $2.3 million in 2005 versus $2.1 million for 2004. Assets under trust administration and investment management were $806 million at June 20, 2005, also a record total. Included in this balance are The North Country Funds, which our subsidiary, North Country Investment Advisors, Inc. serves as exclusive investment advisor. The North Country funds totaled a combined $150 million at June 30, 2005.

"Also significantly influencing the earnings comparison was the change in other (non-interest) expense. For the six-month periods ending June 30, other expense was $17.7 million in 2005 as compared with $16.3 million in 2004, or an increase of 8.4%. Much of the increase is attributable to recurring operating expenses incurred by the newly-acquired business operations, i.e. the Capital Financial Group insurance agency and the branches acquired from HSBC, which were not included in 2004 results together with intangible asset amortization and startup costs of approximately $100,000 were associated with the branch acquisition.

"Total assets at June 30, 2005 were $1.454 billion, or 5.4% above $1.380 billion reported one year earlier. Deposits rose 6.5% to $1.105 billion, which compares with $1.038 billion at June 30, 2004. Both comparisons were strongly influenced by the branch acquisitions. The record period-end loan balance of $953 million noted above included significant growth in small business loans, which totaled $232 million, up 11.1% from the June 30, 2004 level of $208 million. The indirect consumer loan category of Arrow's loan portfolio also experienced significant growth, as the auto manufacturers began to retreat from highly subsidized financing programs. Indirect loan originations in the three-month period ending June 30, 2005 totaled $62 million, which represented a new quarterly record."

Mr. Hoy added, "Credit quality remains very high. Nonperforming loans were $2.0 million at June 30, 2005, down 22.9% from the $2.5 million balance at June 30, 2004. At June 30, 2005, nonperforming loans represented just .21% of period-end loans. Our allowance for loan losses was $12.2 million at June 30, 2005 and equaled 1.28% of period-end loans. Net loan losses were a very low .06% (annualized) of average loans outstanding for the six-month period ending June 30, 2005 as compared with .09% for the comparable six-month period in 2004."

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, NY with 30 banking locations in Upstate New York. Arrow is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company.

The information contained in this News Release may contain statements, such as the statement about auto manufacturers' subsidy financing, that are not entirely historical in nature but rather are based in the whole or in part on management's beliefs, assumptions, expectations, estimates and projections about the future. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and involve a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. This News Release should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands, except per share amounts)
Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	2005	2004
Income Statement				
Interest and Dividend Income	$17,776	$17,062	$34,643	$34,364
Interest Expense	5,621	4,951	10,684	9,949
Net Interest Income	12,155	12,111	23,959	24,415
Provision for Loan Losses	176	254	408	539
Net Interest Income After Provision for Loan Losses	11,979	11,857	23,551	23,876
Net Gain on Securities Transactions	125	---	189	210
Net Gain on Sales of Loans	22	26	27	112
Recovery Related to Former Vermont Operations	---	---	---	77
Net Gains on the Sales of Other Real Estate Owned	8	---	8	---
Income From Fiduciary Activities	1,181	1,060	2,288	2,116
Fees for Other Services to Customers	1,948	1,904	3,548	3,584
Insurance Commissions	488	6	883	11
Other Operating Income	110	139	233	249
Total Other Income	3,882	3,135	7,176	6,359
Salaries and Employee Benefits	5,288	4,778	10,343	9,583
Occupancy Expenses of Premises, Net	757	699	1,464	1,394
Furniture and Equipment Expense	746	695	1,511	1,389
Amortization of Intangible Assets	122	9	142	18
Foreclosed Property Expense	---	---	---	---
Other Operating Expense	2,262	1,992	4,200	3,915
Total Other Expense	9,175	8,173	17,660	16,299
Income Before Taxes	6,686	6,819	13,067	13,936
Provision for Income Taxes	2,006	2,121	3,957	4,373
Net Income	$ 4,680	$ 4,698	$ 9,110	$ 9,563
Share and Per Share Data [1]				
Period End Shares Outstanding	10,123	10,120	10,123	10,120
Basic Average Shares Outstanding	10,131	10,123	10,160	10,120
Diluted Average Shares Outstanding	10,304	10,358	10,348	10,358
Basic Earnings Per Share	$ 0.46	$ 0.46	$ 0.90	$ 0.94
Diluted Earnings Per Share	0.45	0.45	0.88	0.92
Cash Dividends	0.23	0.22	0.46	0.44
Book Value	11.64	10.70	11.64	10.70
Tangible Book Value [2]	9.92	9.76	9.92	9.76
Key Earnings Ratios				
Return on Average Assets	1.29%	1.35%	1.29%	1.39%
Return on Average Equity	16.06	17.27	15.65	17.62
Net Interest Margin [3]	3.72	3.86	3.75	3.92

[1] **Share and Per Share** amounts have been restated for the September 2004 3% stock dividend.

[2] **Tangible Book Value** is the ratio of Total Equity less Intangible Assets to Period End Shares Outstanding.

[3] **Net Interest Margin** includes a tax equivalent upward adjustment of 18 basis points in 2005 and 20 basis points in 2004 for the three month periods and an upward adjustment of 18 basis points in 2005 and 20 basis points in 2004 for the six month periods.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

| | June 30, 2005 | | | June 30, 2004 | | |
	Period End	Second Quarter Average	Year-to-Date Average	Period End	Second Quarter Average	Year-to-Date Average
Balance Sheet						
Cash and Due From Banks	$ 33,541	$ 35,705	$ 35,500	$ 28,641	$ 35,209	$ 34,642
Federal Funds Sold	---	5,082	3,340	---	18,516	13,634
Securities Available-for-Sale	321,101	334,413	334,150	343,374	344,991	342,160
Securities Held-to-Maturity	106,478	112,103	111,039	108,047	105,736	105,969
Loans	952,938	927,224	905,075	866,127	859,902	858,195
Allowance for Loan Losses	(12,168)	(12,102)	(12,074)	(11,984)	(11,933)	(11,898)
Net Loans	940,770	915,122	893,001	854,143	847,969	846,297
Premises and Equipment, Net	15,422	15,301	15,070	14,561	14,395	14,284
Goodwill and Intangible Assets, Net	17,461	17,045	14,396	9,476	9,481	9,475
Other Assets	19,532	15,466	17,130	21,897	20,381	21,254
Total Assets	$1,454,305	$1,450,237	$1,423,626	$1,380,139	$1,396,678	$1,387,715
Demand Deposits	$ 178,708	$ 173,194	$ 166,585	$ 167,768	$ 160,184	$ 156,373
Nonmaturity Interest-Bearing Deposits	612,543	623,112	607,769	634,195	661,812	655,802
Time Deposits of $100,000 or More	113,062	137,875	123,557	64,177	65,411	66,161
Other Time Deposits	200,925	194,692	184,763	171,527	176,405	178,805
Total Deposits	1,105,238	1,128,873	1,082,674	1,037,667	1,063,812	1,057,141
Short-Term Borrowings	50,919	34,557	41,846	47,467	42,696	40,166
Federal Home Loan Bank Advances	145,000	134,341	146,105	157,500	150,220	150,110
Other Long-Term Debt	20,000	20,000	20,000	15,000	15,000	15,000
Other Liabilities	15,281	15,586	15,637	14,265	15,534	16,151
Total Liabilities	1,336,438	1,333,357	1,306,262	1,271,899	1,287,262	1,278,568
Common Stock	13,479	13,479	13,479	13,086	13,086	13,086
Surplus	128,266	128,024	127,889	114,088	113,939	113,809
Undivided Profits	27,799	26,570	25,437	29,454	28,212	27,012
Unallocated ESOP Shares	(1,182)	(1,182)	(1,184)	(1,502)	(1,502)	(1,503)
Accumulated Other Comprehensive Income	(1,540)	(1,767)	(1,111)	(2,026)	247	1,137
Treasury Stock	(48,955)	(48,244)	(47,146)	(44,860)	(44,566)	(44,394)
Total Shareholders' Equity	117,867	116,880	117,364	108,240	109,416	109,147
Total Liabilities and Shareholders' Equity	$1,454,305	$1,450,237	$1,423,626	$1,380,139	$1,396,678	$1,387,715
Assets Under Trust Administration and Investment Management	$805,964			$783,248		
Capital Ratios						
Leverage Ratio	8.54%			8.40%		
Tier 1 Risk-Based Capital Ratio	12.87			13.35		
Total Risk-Based Capital Ratio	14.13			14.60		

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	June 30,	
	2005	2004
Loan Portfolio		
Commercial, Financial and Agricultural	$ 87,663	$ 81,324
Real Estate – Commercial	144,769	126,840
Real Estate – Residential	363,345	340,667
Real Estate – Construction	7,805	8,684
Indirect Consumer Loans	339,766	298,177
Other Loans to Individuals	9,590	10,435
Total Loans	$952,938	$866,127
Allowance for Loan Losses, Second Quarter		
Allowance for Loan Losses, Beginning of Period	$12,091	$11,923
Loans Charged-off	(203)	(272)
Recoveries of Loans Previously Charged-off	104	79
Net Loans Charged-off	(99)	(193)
Provision for Loan Losses	176	254
Allowance for Loan Losses, End of Period	$12,168	$11,984
Allowance for Loan Losses, First Six Months		
Allowance for Loan Losses, Beginning of Period	$12,046	$11,842
Loans Charged-off	(450)	(531)
Recoveries of Loans Previously Charged-off	164	134
Net Loans Charged-off	(286)	(397)
Provision for Loan Losses	408	539
Allowance for Loan Losses, End of Period	$12,168	$11,984
Nonperforming Assets		
Nonaccrual Loans	$1,761	$2,113
Loans Past Due 90 or More Days and Accruing	199	430
Restructured Loans	---	---
Total Nonperforming Loans	1,960	2,543
Repossessed Assets	10	207
Other Real Estate Owned	19	---
Total Nonperforming Assets	$1,989	$2,750
Key Asset Quality Ratios		
Net Loans Charged-off to Average Loans, Second Quarter Annualized	0.04%	0.09%
Net Loans Charged-off to Average Loans, First Six Months Annualized	0.06	0.09
Provision for Loan Losses to Average Loans, Second Quarter Annualized	0.08	0.12
Provision for Loan Losses to Average Loans, First Six Months Annualized	0.09	0.13
Allowance for Loan Losses to Period-End Loans	1.28	1.38
Allowance for Loan Losses to Nonperforming Loans	620.79	471.22
Nonperforming Loans to Period-End Loans	0.21	0.29
Nonperforming Assets to Period-End Assets	0.14	0.20